SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement

        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)
                       [Amendment No....................]


                                BURKE MILLS, INC.
                              (Name of the Issuer)

                                BURKE MILLS, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)
                                    121362107
                      (CUSIP Number of Class of Securities)

         Pender R. McElroy, James, McElroy & Diehl, P.A., 600 S. College St., Charlotte, NC 28202 704 372-9870
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


         This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1]. Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [ss.240.13e-3(c)] under the
Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [X]    None of the above.

Check the following  box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies:  [   ]

Calculation of Filing Fee

--------------------------------------------------------------------------------
Transaction                                            Amount of filing fee
valuation*

$955,000                                                    $191.00

--------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined:

         The filing fee is calculated based upon the average of the high and low prices of the stock on December 23, 1999 of $1.91 times the maximum possible number of 500,000 shares of the Company's common stock which might be repurchased by the Company.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)92) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                              N/A

Form or Registration No.:                            N/A

Filing Party:                                        N/A

Date Filed:                                          N/A

10

ITEM 1.       ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION.

             (a) The Issuer is Burke Mills, Inc. (the "Company"). The class of equity securities which is the subject of the Rule 13e-3 transaction is the common stock of the Company. The address of the principal executive offices of the Company is 191 Sterling Street, N.W., Valdese, North Carolina 28690.

             (b) The common stock of the Company constitutes the securities which are the subject of the Rule 13e-3 transaction. 2,741,168 shares of the common stock of the Company are outstanding. The approximate number of holders of record of the common stock as of December 20, 1999 is 413.

             (c) The principal market on which the Company's common stock is traded is the United States over-the-counter market. The range of high and low bid quotations for the Company's common stock for each quarterly period during the past two fiscal years (as obtained from the National Association of Securities Dealers) is as follows:

     Quarter Ending                      High Bid                     Low Bid


     December 31, 1997                   $3.50                         $2.50

     March 31,  1998                    $3.125                         $2.50

     June 30, 1998                      $4.313                         $2.531

     September 30, 1998                 $4.438                         $2.00

     December 31, 1998                  $3.75                          $2.00

     March 31, 1999                     $3.00                          $1.625

     June 30, 1999                      $2.297                         $1.375

     September 30, 1999                 $2.125                         $1.563

             Such  over-the-counter   market  quotations  reflect  inter-dealers
prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.

             (d) The Company has declared no dividends on its common stock during the past two years. The only restriction on the present or future ability of the Company to pay dividends on its common stock are the availability of cash and the negative covenants contained in the loan agreement dated March 29, 1996 between the Company and First Union National Bank of North Carolina. For example, the Company is required under the loan agreement to maintain a cash flow coverage ratio of not less than 1.25 to 1 and a quick ratio of not less than 1.00 to 1.00. Payment of dividends could be limited by these covenants.

             (e) The Company has made no public offering of securities or any offering exempt from registration under the Securities Act of 1933 during the past three years.

             (f) Since the commencement of the Company's second full fiscal year preceding the date of this schedule, the Company has purchased none of its common stock.


ITEM 2.       IDENTITY AND BACKGROUND.

             The Company filing this statement is the Issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction.


ITEM 3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

             (a)  Not applicable.

             (b) On November  11, 1999  representatives  of the Company met with representatives of Trevira Neckelmann A/S, a Danish company located in Silkeborg, Denmark ("Neckelmann"). The contact was initiated by Neckelmann. Neckelmann is engaged in the business of texturing and dyeing yarn. Representatives of the two companies discussed Neckelmann's entry into the United States market through joint cooperation of the two companies. One possibility discussed was ownership of Burke stock by Neckelmann; however, this possibility has been rejected by the Company. No understandings or agreements were then, or have since then been, reached except to continue discussions.


ITEM 4.       TERMS OF THE TRANSACTION.

             (a) The Rule 13e-3 transaction, which is the basis of this schedule, is that on November 5, 1999 the board of directors of the Company authorized purchase by the Company of its common stock on the open market from time to time, as the cash position of the Company permits, up to a maximum of 500,000 shares. The Company has no plans to undertake any open market purchases of its stock until after January 1, 2000. Such purchases are not mandatory and will be made at the direction of the Chairman and CEO, Humayun N. Shaikh, as to timing of purchases and amounts of stock to be purchased.

             (b) There is no term or arrangement concerning the Rule 13e-3 transaction relating to any security holder of the Company which is not identical to that relating to other security holders of the same class of securities of the Company.

ITEM 5.       PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

             There is no plan or proposal of the Company, or any affiliate of the Company, regarding activities or transactions which are to occur after the Rule 13e-3 transaction. If the Company's discussions with Trevira Neckelmann A/S should continue and result in any such plan or proposal, an amendment to this schedule will be filed.


ITEM 6.       SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

             (a) The source of funds to be used in the Rule 13e-3 transaction will be the working capital of the Company. The total amount of funds to be used in the Rule 13e-3 transaction is unknown since it is not known (i) whether any purchases will be made, (ii) the amount of stock which might be purchased and
(iii) the price at which such stock might be purchased.

             (b) The expenses incurred or estimated to be incurred in connection with the Rule 13e-3 transaction are as follows for all of which the Company will be responsible for paying:

Filing Fee                                      $       191.00
Legal Fees                                      $     8,500.00
Accounting Fees                                 $     2,500.00
Reproduction Costs                              $     2,000.00
Mailing Fees                                    $     1,000.00

             (c) None of the funds to be used in the Rule 13e-3 transaction are to be borrowed.

             (d) No response necessary.


ITEM 7.       PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

              (a) The purpose of the Rule 13e-3 transaction is to reduce the number of outstanding shares of the Company's common stock and thus increase the earnings per share and the book value per share. Also, the per share trading price of the stock could increase.

              (b) The Company did not consider alternative means to accomplish the purposes, and this means was chosen since any other structure would be more complicated and would not be necessary to accomplish the purpose of the Company.

              (c) The reason for the structure of the Rule 13e-3 transaction is that this is the sole method available to purchase shares of the Company's common stock on the open market. The reason for undertaking such transaction at this time is that the common stock of the Company has been trading at a relatively low figure (under $2.00 per share) for some period of time and it was the opinion of the board that the time was appropriate to go into the market to purchase shares.

             (d) Effects of this Rule 13e-3 transaction, if any stock is purchased, would be as follows:

                  (i) The benefits to the Company would be that,  after any such purchases, the earnings per share and book value per share of the Company would increase because of the lesser number of shares outstanding. The detriment to the Company would be that cash would have been used for the purchase of the stock which otherwise would have been used in the operations of the Company, and the use of such cash would diminish the amount of cash available for Company operations. However, the Company will purchase shares only if cash is available to do so and not needed for Company operations. Quantification of the benefits and detriments is not practicable since it is not known how many shares, if any, and at what price such shares would be purchased. With regard to federal tax consequences, the Company would have to utilize after tax dollars for these purchases, and the Company would receive no offsetting deduction for the expenditure.

                  (ii) With respect to any affiliates of the Company, affiliates would benefit with respect to the increased earnings per share and book value per share. Affiliates would be impacted indirectly by the use of the Company's cash for the purchases. Affiliates would have no direct federal tax consequences as a result of such purchases.

                  (iii) The effects of the Rule 13e-3 transaction on unaffiliated security holders who chose to sell their stock to the Company would be that the selling unaffiliated security holder would forego any future appreciation in value in the stock and any dividends which might be paid on the stock in the future. Federal tax consequences to an unaffiliated security holder would depend upon whether a security holder sold the stock at a gain, in which case the security holder would be subject to a capital gain tax, or at a loss, in which case the security holder could have the benefit of a capital loss. The federal tax consequences on a sale of stock by a selling unaffiliated security holder would vary from security holder to security holder and would depend upon the facts and circumstances unique to that particular security holder.

                  (iv) The effect of the Rule 13e-3 transaction on nonselling unaffiliated security holders would be that these security holders would benefit from the increased earnings per share in book value per share due to the decreased number of shares outstanding. These security holders would share in any future appreciation in market price and value of the stock and in any future dividends paid on the stock. Since the nonselling unaffiliated security holders would not be selling stock, there would be no federal tax consequences based on a sale of the stock. Potentially detrimental to the nonselling unaffiliated security holders would be the diminution in cash of the Company used to purchase the stock.

         Since it is not known how many shares will be purchased or at what price such shares would be purchased, specific dollar amounts and percentages are not practicable.


ITEM 8.       FAIRNESS OF THE TRANSACTION.

              (a)  The  Company   reasonably   believes   that  the  Rule  13e-3
transaction is fair to both selling unaffiliated security holders and nonselling unaffiliated security holders.

              (b) The material factors upon which the beliefs stated in Item 8(a) above is based are as follows:

                  (i) As of November 17, 1999, the market price of the Company's stock was $1.75 per share. All purchases by the Company in the Rule 13e-3 transaction would be at the then current market price. Any selling unaffiliated security holders would receive a market price for their stock. All such sales would be totally voluntary.

                  (ii) Since January 1, 1996 through November 17, 1999, the highest bid price for the Company's stock has been $4.438 per share and the lowest bid price for the Company's stock has been $1.375. While, a selling unaffiliated security holder could be selling his stock at a price under the historical price over the last two and three quarter years, the future market price of the Company's stock is unknown and cannot be predicted, and no unaffiliated security holder has any guarantee with respect to the future price of the stock.

                  (iii) The net book value per share of the Company's stock as of the quarter ended October 2, 1999 was $5.26. This figure is significantly above the per share market price of the stock on November 17, 1999 of $1.75. Over the last two and three quarter years, the Company's stock has sold at a price that is under the net book value per share of the stock.

                  (iv) The Company has not conducted any appraisals of the value of the Company or of its stock. Therefore, it does not have any information upon which to base a discussion of the going concern value of the stock. The Company believes that the going concern value of the Company would be in excess of the market price of the stock. However, the Company has no plans to enter into any transaction which would cause a sale of the stock of the Company or of its assets thus allowing unaffiliated security holders to realize the going concern value of the Company. The only avenue for an unaffiliated security holder to realize value for his stock is to sell the stock on the open market at the then market price.

                  (v) The Company estimates that the liquidation value of the Company as of the quarter ended October 2, 1999 would be zero. If the Company had to be liquidated, it would probably realize no more than 50% on its house accounts receivable and its inventory, and no more than 25% on sale of its net fixed assets. When these assets are discounted to that extent, the liabilities of the Company as of such date exceed the assets of the Company as of such date.

                  (vi) There have been no purchases of securities of the Company made by the Company or any affiliate since the commencement of the Company's second full fiscal year preceding the date of this schedule.

                  (vii) The Company has not obtained any report, opinion or appraisal from an outside party as to the value of the Company or of its stock.

                  (viii) The Company is unaware of any offers, firm or otherwise, made by any unaffiliated person during the eighteen months preceding the date of this schedule for the merger or consolidation of the Company into or with any person, the sale or other transfer of all or any substantial part of the assets of the Company or securities of the Company which would enable the holder thereof to exercise control of the Company.

              (c) No approval of the unaffiliated security holders is required for this transaction.

              (d) None of the directors who are not employees of the Company have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of the Rule 13e-3 transaction and/or prepare a report concerning the fairness of such transaction.

              (e) The Rule 13e-3 transaction was approved by each of the members of the board of directors of the Company who are not employees of the Company.

              (f) The Company has received no offer, and to the knowledge of the Company no affiliate of the Company has received an offer, from any unaffiliated person during the eighteen months preceding the date of this schedule for the merger or consolidation of the Company into or with any person or of any person into or with the Company, the sale or other transfer of all or any substantial part of the assets of the Company or securities of the Company which would enable the holder thereof to exercise control of the Company. On November 11, 1999, representatives of the Company had discussions with representatives of Trevira Neckelmann A/S ("Neckelmann") (Item 3(b) above) concerning a possible ownership position by Neckelmann in the Company.


ITEM 9.       REPORTS, OPINIONS, AND CERTAIN NEGOTIATIONS.

              (a) The Company has not, and to the knowledge of the Company no affiliate has, received any report, opinion or appraisal from an outside party which is materially related to the Rule 13e-3 transaction including but not limited to any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders of the class of securities which is the subject of the Rule 13e-3 transaction or the fairness of such transaction to the Company or affiliate or to security holders who are not affiliates.

              (b) No response necessary.

              (c) No response necessary.


ITEM 10.      INTEREST IN SECURITIES OF THE ISSUER.

              (a) Information as to the securities beneficially owned by the officers, directors and associates of the Company:





                            [CONTINUED ON NEXT PAGE]



                                                              Amount of Shares and Nature of          Percent
             Name                         Office                   Beneficial Ownership              of Class

Humayun N. Shaikh                        Chairman                            1,443,329                  52.7%
                                                                            (Indirect)

Charles P. McCamy                        President                              10,100                  0.37%
                                                                              (Direct)

William T. Dunn                          Director                                7,000                  0.25%
                                                                              (Direct)

Robert P. Huntley                        Director                              120,000                   4.4%
                                                                              (Direct)

Aehsun Shaikh                            Director                                    0                   0.0%

Thomas I. Nail                    Vice President-Finance                         6,800                  0.25%
                                                                              (Direct)

Richard F. Byers                   Vice President-Sales                          6,000                  0.22%
                                                                              (Direct)

Jack M. Briggs                             Vice                                      0                  0.00%
                                  President-Manufacturing


"Direct" ownership means ownership as a record owner. "Indirect" ownership means beneficial ownership other than as record owner. 1,443,329 shares of the common stock of the Company are owned by Naseus, Inc., a Panamanian corporation. Humayun N. Shaikh owns all of the outstanding shares of Naseus, Inc.

              (b) There has been no transaction in the common stock of the Company which is the subject of a Rule 13e-3 transaction which was effected during the past sixty days by the Company.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

              No contract, arrangement, understanding or relationship (whether or not legally enforceable) exists in connection with the Rule 13e-3 transaction between the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

              (a) The Company is unaware of any intention or expectation on the part of any executive officer, director or affiliate of the Company, or any person enumerated in Instruction C of Schedule 13e-3, to tender or sell securities of the Company owned or held by such person with regard to the Rule 13e-3 transaction.

              (b) No response necessary.


ITEM 13.      OTHER PROVISIONS OF THE TRANSACTION.

              (a) Appraisal rights are not available under applicable state law or under the Company's articles of incorporation, and will not be voluntarily accorded by the Company to security holders, in connection with the Rule 13e-3 transaction. Security holders who object to the transaction could bring claims based upon breach of fiduciary duty by the board of directors, although the Company believes that any such action would have no basis in fact or law.

              (b) No provision has been made by the Company in connection with the Rule 13e-3 transaction to allow unaffiliated security holders to obtain access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company. However, the Company has nothing to conceal with respect to this transaction, and officers and directors of the Company are available to discuss the matter with unaffiliated security holders. No reasonable request for information will be denied.

              (c) No response necessary.


ITEM 14.      FINANCIAL INFORMATION.

              (a) The following financial data concerning the Company is furnished:

(1) Audited Financial Statements of the Company for the Two Fiscal Years Required to be Filed With the Company's Most Recent Annual Report Under Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Act").




                          Independent Auditors' Report
                          ----------------------------

To the Board of Directors of
Burke Mills, Inc.

We have audited the accompanying balance sheets of Burke Mills, Inc. as of January 2, 1999 and January 3, 1998, and the related statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke Mills, Inc. as of January 2, 1999 and January 3, 1998, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.


Cole, Samsel & Bernstein LLC
Certified Public Accountants

Lodi, New Jersey
February 23, 1999

BURKE MILLS, INC.

                                 BALANCE SHEETS

                                                January 2       January 3
                                                  1999            1998
                                                  ----            ----
                                 ASSETS
Current Assets
  Cash and cash equivalents                    $ 3,384,439      $ 4,306,540
  Accounts receivable                            3,460,307        3,771,301
  Inventories                                    3,705,849        3,006,298
  Prepaid expenses, taxes,
                   and other current assets        313,872           38,832
  Deferred income taxes                            349,000          661,700
                                                   -------          -------
            Total Current Assets                11,213,467       11,784,671
                                                ==========       ==========

Equity Investment in Affiliate                     405,623          177,728
                                                   -------          -------

Property, plant & equipment - at cost           28,478,700       26,350,679
  Less: accumulated depreciation                15,869,275       14,158,330
                                                ----------       ----------
       Property, Plant and Equipment- Net       12,609,425       12,192,349
                                                ----------       ----------

Other Assets                                      167,077           193,316
                                                  -------           -------
  Deferred charges                             $24,395,592      $24,348,064
                                               ===========      ===========



                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Current maturities of long-term debt         $   750,000      $   687,500
  Accounts payable                               2,303,876        2,081,237
  Accrued salaries and wages                       160,862          191,128
  Other liabilities and accrued expenses           137,096          417,821
  Income taxes payable                              31,600               --
  --------------------                              ------           ------
            Total Current Liabilities            3,383,434        3,377,686

Long-Term Debt                                   4,562,500        5,312,500

Deferred Income Taxes                            2,220,836        2,218,300
                                                 ---------        ---------
            Total Liabilities                   10,166,770       10,908,486
                                                ----------       ----------

Shareholders' Equity
  Common stock, no par value
     (stated value, $.66)
         Authorized - 5,000,000 shares
         Issued and outstanding -
         2,741,168 shares                        1,809,171         1,809,171
  Paid-in capital                                3,111,349         3,111,349
  Retained earnings                              9,308,302         8,519,058
                                                 ---------         ---------
         Total Shareholders' Equity             14,228,822        13,439,578
                                                ----------        ----------
                                               $24,395,592       $24,348,064
                                               ===========       ===========

See notes to financial statements.

BURKE MILLS, INC.
PART II
                            STATEMENTS OF OPERATIONS


                                                 Years Ended
                                  ------------------------------------------
                                 January 2        January 3       December 28
                                   1999              1998             1996
                                   ----              ----             ----

Net Sales                       $42,169,106       $41,155,629      $40,648,920
                                -----------       -----------      -----------

Costs and Expenses
  Cost of Sales                  37,825,038        36,764,917       36,887,077
  Selling, general and
    administrative expenses       2,813,137         2,651,031        2,337,450
  Factor's charges                  186,234           183,072          194,427
                                    -------           -------          -------
      Total Costs and Expenses   40,824,409        39,599,020        39,418,954
                                 ----------        ----------        ----------

Operating Earnings                1,344,697         1,556,609         1,229,966
                                  ---------         ---------         ---------

Other Income
  Interest income                   163,506           151,996            35,567
  Gain on disposal of
    property assets                    -                 -               93,940
  Other, net                          3,209             4,068             4,891
                                      -----             -----             -----
           Total Other Income       166,715           156,064           134,398
                                    -------           -------           -------

Other Expenses
  Interest expense                  463,099           503,306           495,009
  Loss on disposal of
    property assets                     137           177,234               -
  Other, net                        103,702                -                -
                                     -----             -----             -----
           Total Other Expenses     566,938           680,540           495,009
                                    -------           -------           -------

Income Before Provision for
  Income Taxes and Equity in
  Net Earnings of Affiliate          944,474        1,032,133           869,355

Provision for Income Taxes           383,125          432,529           283,954
                                     -------          -------           -------

Income Before Equity in
  Net Earnings of Affiliate          561,349          599,604           585,401

Equity in Net Earnings of
    Affiliate                        227,895           26,500              -
                                     -------           ------            ------

Net Income                       $   789,244      $   626,104       $   585,401
                                 ===========      ===========       ===========

Net Earnings per share           $       .29      $       .23       $       .21
                                 ===========      ===========       ===========

Weighted Average Common
  Shares Outstanding              2,741,168         2,741,168         2,741,168
                                  =========         =========         =========


See notes to financial statements.
Page 25 of 42

BURKE MILLS, INC.
PART II
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE THREE YEARS ENDED JANARY 2, 1999


                                  Common Stock
                                  No Par Value
                                  Stated Value
                                    $.66 Per Share
                                    5,000,000 Shares
                                    AUTHORIZED                         Total
                             Shares             Paid-In    Retained Shareholders
                             Issued    Amount   Capital    Earnings     Equity
                             ------    ------   -------    --------     ------

Balance at Dec. 30, 1995  2,741,168  $1,809,17 $3,111,349 $7,307,553 $12,228,073

Net Income for the year
  ended Dec. 28, 1996        -           -         -         585,401     585,401
                            -------    -------   -------     -------     -------

Balance at Dec. 28, 1996  2,741,168  1,809,171 3,111,349   7,892,954  12,813,474

Net Income for the year
  ended Jan.3, 1998          -           -         -         626,104     626,104
                            -------    -------  -------      -------     -------

Balance at Jan. 3, 1998   2,741,168  1,809,171 3,111,349  8,519,058   13,439,578

Net Income for the year
  ended Jan. 2, 1999         -           -         -         789,244     789,244
                            -------    -------  -------      -------     -------

Balance at Jan. 2, 1999   2,741,168 $1,809,171 $3,111,349 $9,308,302 $14,228,822
                          ========= ========== ========== ========== ===========

See notes to financial statements.

BURKE MILLS, INC.
PART II
                            STATEMENTS OF CASH FLOWS

                                                        Years Ended
                                            -----------------------------------
                                            January 2    January 3   December 28
                                              1999          1998        1996
                                              ----          ----        ----
Cash flows from operating activities:
  Net income                                $  789,244   $  626,104  $  585,401
                                            ----------   ----------  ----------
  Adjustments  to  reconcile  net  income  to net  cash  provided  by  operating activities:
  Depreciation                               1,743,524    1,599,662   1,508,423
  (Gain) loss on sales of plant and
     equipment, including loss on disposals        137      177,234     (93,940)
  Deferred income taxes                        315,236      428,110     302,390
  Equity  in  net  earnings  of  affiliate   (227,895)  Changes  in  assets  and
  liabilities:
    Accounts receivable                        310,994     (573,090)   (224,110)
    Inventories                               (699,551)     444,507    (580,866)
    Prepaid expenses, taxes & other
      current assets                          (275,040)     184,536     159,145
    Other non-current assets                    26,239     (193,316)     (5,993)
    Accounts payable                           222,639      645,183     (72,422)
    Accrued salaries & wages                   (30,266)      61,176       6,315
    Other liabilities and accrued expenses    (280,725)     246,181     (57,472)
    Income taxes payable                        31,600         --           --
                                                ------      ------       ------
        Total adjustments                    1,136,892    3,020,183     941,470
                                             ---------    ---------     -------

Net cash provided by operating activities    1,926,136    3,646,287   1,526,871
                                             ---------    ---------   ---------

Cash flows from investing activities:
  Acquisition of property, plant
      and equipment                         (2,161,837)  (1,343,090) (1,024,598)
  Proceeds from sales of plant
      and equipment                              1,100       17,650         -
  Investment in affiliate                        --        (171,735)        -
                                                ------      ------      -----

Net cash (used) by investing activities     (2,160,737)  (1,497,175) (1,024,598)
                                            ----------   ----------  ----------

Cash flows from financing activities:
  Proceeds from long-term bank note               -            -      1,670,663
  Principal payments of long-term debt        (687,500)        -       (850,341)
                                              --------    --------    --------
Net cash provided (used) by financing
  activities                                  (687,500)        -        820,322
                                              --------    --------      -------

Net increase (decrease) in cash and
  cash equivalents                            (922,101)   2,149,112   1,322,595
Cash & cash equivalents at beginning
  of year                                    4,306,540    2,157,428     834,833
                                             ---------    ---------     -------

CASH AND CASH EQUIVALENTS AT END OF YEAR    $3,384,439   $4,306,540  $2,157,428
                                            ==========   ==========  ==========

NOTES TO FINANCIAL STATEMENTS



NOTE 1 -  SIGNIFICANT  ACCOUNTING  POLICIES
- ---------------------------------------------

Accounting period - The Company's fiscal year is the 52 or 53 week period ending the Saturday nearest to December 31. Fiscal years 1998, 1997 and 1996 ended on January 2, 1999, January 3, 1998 and December 28, 1996, respectively. The fiscal years ended January 2, 1999 and December 28, 1996 consisted of 52 weeks. The fiscal year ended January 3, 1998 consisted of 53 weeks.

Revenue recognition - Revenues from sales are recognized at the time shipments are made to customers.

Statement of cash flows - For the purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, deposits in banks, interest bearing demand matured funds on deposit with factor, and all highly liquid debt instruments with a maturity of three months or less when purchased.

Inventories - Inventories are stated at the lower of cost (first-in, first-out) or market. Cost elements included in work in process and finished goods inventories are raw materials, direct labor and manufacturing overhead. Market is considered to be net realizable value.

Property, plant and equipment - Property, plant and equipment are stated at cost.

Depreciation and amortization of the property accounts are provided over the estimated useful lives of the assets. For financial reporting purposes, depreciation on plant and equipment is provided primarily at straight-line rates. For income tax purposes, depreciation has been provided at straight-line rates for all property, plant and equipment acquired prior to 1981 and the accelerated and modified accelerated cost recovery system for property assets acquired subsequent to December 31, 1980. The estimated useful lives used for computing depreciation for financial reporting purposes are generally:


     Buildings  and  improvements       5 - 45 years
     Plant  machinery and equipment     5 - 17 years
     Office  equipment                  5 - 10 years
     Automotive  equipment              3 - 5 years
     Computer equipment                 3 - 5 years

Earnings per share - Earnings per share are based on the net income divided by the weighted average number of common shares outstanding during the respective periods.

Use of Estimates in Preparing Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SEGMENTS OF BUSINESS ENTERPRISE

The Company is engaged in twisting, texturing, winding, dyeing, processing and selling of filament, novelty and spun yarns and in the dyeing and processing of these yarns for others on a commission basis.

With respect to its operations, the Company's products and its services for others on a commission basis are sold and/or performed for customers primarily located in the territorial limits of the United States. The Company did have sales to customers in Mexico, during the three fiscal years ended January 3, 1998, which amounted to 1.0% in 1998, 1.7% in 1997 and 4.2% in 1996. Sales to customers in Canada in 1998, 1997 and 1996 aggregated 6.4%, 3.9% and 2.8%, respectively. Additionally, the Company had sales to Brazil in 1998 and 1997 which amount to 0.3% and 0.2% respectively. Other than sales to Mexico, Canada and Brazil, as discussed above, the Company had no other sales in foreign markets during the three year period ended January 2, 1999. For the three year period ended January 2, 1999, the Company has operated within a single industry segment with classes of similar products. The principal markets served by the Company are upholstery and industrial uses through the knitting and weaving industry.

In connection with sales to major customers, only one customer has exceeded 10% of the Company's sales during each of the three years ended January 2, 1999. One other customer has exceeded 10% in 1996. For the purpose of this determination, sales to groups of companies under common control have been combined and accounted for as sales to individual companies. The following table gives information with respect to these two customers:

                                                                            % of
           1998                      Amount                Net Sales
           ----                      ------                ---------
        Customer 1                $5,793,000                  13.7
        Customer 2                     *
                                                                            % of
           1997                     Amount                 Net Sales
           ----                     ------                 ---------
        Customer 1                $5,737,000                  14.0
        Customer 2                     *

                                                                            % of
           1996                      Amount                Net Sales
           ----                      ------                ---------
        Customer 1                $5,387,000                  13.3
        Customer 2                 4,074,000                  10.0

      *Less than 10%

BURKE MILLS, INC.
PART II
NOTES TO FINANCIAL STATEMENTS


NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable comprise the following:

                                      January 2           January 3
                                        1999                1998
                                        ----                ----
     Due from factor on
          regular factoring
          account                     $2,864,000         $3,328,000
     Non-factored accounts
          receivable                     596,000           443,000
                                         -------           -------
               Total                  $3,460,000        $3,771,000
                                      ==========        ==========

Pursuant to a factoring agreement, the Company sells substantial portions of its accounts receivable to a commercial factor without recourse, up to maximum credit limits established by the factor for individual accounts. Amounts invoiced to customers on accounts receivable factored in excess of the established maximum credit limits are sold to the factor with recourse in the event of nonpayment by customers.

The Company pays a service charge to its factor to cover credit checking, assumption of credit risk, record keeping and similar services. In addition, if the Company takes advances from its factor prior to the average maturity of the receivables sold (as defined), it is required to pay interest to the factor on these advances. The Company incurred no interest costs during 1998 and 1997, inasmuch as it borrowed no funds from its factor during these years. In connection with such advances from its factor for 1996, the Company incurred interest costs of only $5,442.

The Company's factor is collateralized by the accounts receivable sold to the factor. No interest in inventory, other than returned goods, has been granted to the factor under the factoring contract. [See 10KA]

The Company has an agreement with the factor that the sale of receivables to the factor is without recourse. The factor has filed a UCC-1 to evidence ownership of the receivables and separate the asset from the Company's creditors. After the sale of the receivables to the factor, the Company does not maintain any detailed accounts receivable information for customer activities, but maintains an accounts receivable from the factor.

BURKE MILLS, INC.
PART II
NOTES TO FINANCIAL STATEMENTS


NOTE 4 - INVENTORIES

  Inventories are summarized as follows:

                                     January 2,       January 3,
                                       1999              1998
                                       ----              ----

     Finished & in process          $2,409,000        $1,813,000
     Raw materials                     728,000           716,000
     Dyes & chemicals                  413,000           337,000
     Other                             156,000           140,000
                                       -------           -------
     Total                          $3,706,000         $3,006,000
                                    ==========         ==========


NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Major classifications of property, plant and equipment are as follows:

                                    January 2, 1999            January 3, 1998
                                    ---------------            ---------------
                                           Accumulated               Accumulated
                                  Cost     Depreciation      Cost   Depreciation
                                  ----     ------------      ----   ------------

Land                            $ 86,565    $      -     $   78,032   $        -
  Land improvements              175,697       82,017       136,504       77,709
  Building & improvements      6,376,050    4,222,677     6,337,114    4,056,293
  Plant machinery & equipment 20,502,754   10,813,831    18,694,009    9,448,212
  Office equipment             1,111,861      656,727       964,974      493,257
  Automotive equipment           225,773       94,023       140,046       82,859
                                 -------       ------       -------       ------
                  Total      $28,478,700  $15,869,275   $26,350,679  $14,158,330
                             ===========  ===========   ===========  ===========


NOTE 6 - LINE OF CREDIT LOAN

Pursuant to a loan agreement dated March 29, 1996, and amended October 12, 1998, the Company secured an Equipment Loan facility of $2,000,000 and a $1,250,000 Letter of Credit facility. The Equipment Loan shall be evidenced by the Equipment Note, and shall bear interest at a rate that varies with the LIBOR rate. The Equipment Note would be payable in 84 installments. At January 2, 1999, the Company had no borrowings under this line of credit.

Also under the Company's factoring arrangement, the Company may borrow from the factor up to 90% of the face amount of each account sold to the factor. As of January 2, 1999, the Company had no borrowings from its factor.

BURKE MILLS, INC.
PART II
NOTES TO FINANCIAL STATEMENTS


NOTE 7 - LONG-TERM DEBT

On March 29, 1996, the Company entered into a loan agreement with its bank providing for a term loan of $6,000,000. The new term loan refinanced the two formerly existing term loans, and accordingly, all term obligations were consolidated into the one $6,000,000 obligation. This new loan is secured by (1) a first Deed of Trust on property and buildings located at the Company's manufacturing sites in North Carolina, (2) a first lien position on the new equipment and machinery installed at these manufacturing sites and (3) a first lien position on the existing machinery and equipment located at the Company's manufacturing sites.

Under the term loan agreement, interest only was payable monthly until February 1998. Thereafter, principal maturities are payable in the amount of $62,500 per month for ninety-six (96) consecutive months plus interest at the fixed rate of 8.06%. In order to effect this fixed interest rate, the bank converted its interest rate cap into a fixed rate loan by entering into a fixed rate hedge contract with the Company. Under this fixed rate hedge contract, the Company will pay the bank 8.06% for the term of the contract. The floating rate (LIBOR plus 1.9%) that the Company will pay the bank will be equal to the floating rate that the bank's capital markets will pay to the Company. Whether LIBOR RATES rise or fall over the life of the loan agreement, the Company will continue to pay the bank a fixed rate of 8.06% for the life of the contract, thereby creating a fixed rate loan.

Among other things, covenants include a debt service coverage ratio, a limit on annual property asset acquisitions exclusive of property acquired with the loan proceeds under this new loan agreement, the retirement or acquisition of the Company's capital stock in excess of a stated amount, the maintenance of a minimum tangible net worth which shall increase by a stated amount annually, a minimum quick ratio, and a maximum debt to tangible net worth ratio.

The annual principal maturities of the long-term debt at January 2, 1999 are as follows:

          Current portion                            $  750,000
          2000                        $  750,000
          2001                           750,000
          2002                           750,000
          2003                           750,000
          Thereafter                   1,562,500        4,562,500
                                       ---------        ---------
                                                       $5,312,500
                                                       ==========

BURKE MILLS, INC.
PART II
NOTES TO FINANCIAL STATEMENTS

NOTE 8 - OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses consist of the following:

                                       January 2          January 3
                                         1999               1998
                                         ----               ----
Employee 401k contributions            $   --            $ 47,113
Payroll taxes payable                    7,448            109,063
Utilities payable                       31,779            132,165
Accrued interest                        15,644             21,493
Accrued environmental cost              43,808             77,100
Other                                   38,417             31,887
                                        ------             ------
       Total                          $137,096           $417,821
                                      ========           ========


NOTE 9 - INCOME TAXES

The  Company  uses the  liability  method  as  required  by FASB  Statement  109
"Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

The items that comprise deferred tax assets and liabilities are as follows:
                                               Jan. 2        Jan. 3
                                                1999          1998
                                                ----          ----
Deferred tax assets:
  Alternative minimum taxes paid            $  349,000     $  608,825
  Net operating loss carry-forward                   -         12,190
  Inventory capitalization                           -         18,700
  Business credits                                   -         11,585
  Charitable contributions carryover                 -         10,400
                                              ---------     ---------
                                            $  349,000     $  661,700
                                            ==========     ==========

     Deferred tax liabilities:
        Accelerated depreciation for
          tax purposes                      $2,202,300      $2,218,300
        Undistributed earnings of foreign
            Affiliate, net of tax credit        12,700           --
        Other                                   5,836            --
        -----                                   -----          -----

                                            $2,220,836      $ 2,218,300
                                            ==========      ===========

     Provision for taxes consist of:
                                          Jan. 2        Jan. 3       Dec. 28
                                           1999          1998         1996
                                           ----          ----         ----
                Current:
                  Federal                $  49,445       $  4,419     $ -
                  State                     18,444            -         -
                Deferred                   315,236        428,110     283,954
                                           -------        -------     -------
                              Total      $ 383,125      $ 432,529   $ 283,954
                                         =========      =========   =========

BURKE MILLS, INC.
PART II
NOTES TO FINANCIAL STATEMENTS


NOTE 9 - INCOME TAXES (continued)

The provision for income taxes on historical income differs from the amounts computed by applying the applicable Federal statutory rates, due to the following:

                                   January 2       January 3    December 28
                                     1999            1998          1996
                                     ----            ----          ----
Income before income taxes         $1,172,369      $1,058,633    $  869,355
Federal income taxes                       34%             34%           34%
                                       ------          ------        ------

Computed taxes at maximum
   statutory tax rate                 398,605         359,936        295,581
State income taxes, net of
   Federal income tax benefits         56,098          56,051         44,468
Adjustment for deferred
   income taxes                          -                -          (20,670)
Alternative minimum tax adjustment       -                -          (35,425)
Tax credit for foreign affiliate
   earnings                           (77,484)            -               -
Prior year tax examination
              and other                 5,906          16,542             -
                                      -------          ------         --------

     Provision for income taxes      $ 383,125      $  432,529      $  283,954
                                     =========      ==========      ==========

NOTE 10 - INVESTMENT IN AFFILIATE AND RELATED PARTY TRANSACTIONS
- ----------------------------------------------------------------

The company owns 49.8% of Fytek, S.A. de C.V. (Fytek), a Mexican corporation. Fytek began operation in the fourth quarter of 1997. The company accounts for the ownership using the equity method. During 1998, the Company had sales of $165,000 to Fytek compared to no sales in 1997. Purchases from Fytek were $1,337,000 compared to $156,000 in 1997. At January 3, 1999, Fytek owed the Company $130,000 for leased equipment which will be paid in March 1999.

Fytek's financial information is as follows:

                              Statement of Income
                         (In thousands of U.S. Dollars)

                                                        1998        1997
                                                        ----        ----

Net Sales                                              $7,767      $1,239
Gross Profit                                            1,177         155
Net income from continuing operations                     994          91
Income before income taxes                                994          91
Income taxes                                              470          32
                                                         ----        ----
Net income                                             $  523      $   59
                                                       ======      ======


                                 Balance Sheet
                         (In thousands of U.S. Dollars)

                                                       1998         1997
                                                       ----         ----

Current assets                                        $3,217       $2,182
Non-current                                               55         -0-
                                                        ----        ----
Total assets                                          $3,272       $2,182
                                                      ======       ======


Current liabilities                                   $2,461       $1,729
Non-current liabilities                                  -0-          -0-
                                                        ----         ----
Total liabilities                                     $2,461       $1,729

Stockholder's equity                                     811          453
                                                        ----         ----
Total liabilities and stockholder's equity            $3,272       $2,182
                                                      ======       ======

In 1998, the Company purchased $151,000 of yarns from Nafees Cotton Mills, Ltd. The Company paid for the yarn purchased by wire transfer 30 days after the Bill of Lading date and by Letter of Credit 120 days after the Bill of Lading date. Humayun N. Shaikh, Chairman and CEO of the Company, is also director of Nafees Cotton Mills, Ltd. Aehsun Shaikh, Director of the Company, is also a Director of Nafees Cotton Mills, Ltd., since 1993 and of Legler-Nafees Denim Mills, Ltd., since 1999.

BURKE MILLS, INC.
PART II
NOTES TO FINANCIAL STATEMENTS


NOTE 11 - STATEMENTS OF CASH FLOWS

FASB No. 95 requires that the following supplemental disclosures to the statements of cash flows be provided in related disclosures. Cash paid for interest was $470,000 in 1998, $494,000 in 1997 and $515,000 in 1996. Cash paid for income taxes aggregated $33,500 in 1998 and $6,000 in 1996. Taxes refunded in 1997 aggregated $125,000.


NOTE 12 - RENTAL EXPENSES AND LEASE COMMITMENTS

Rental expenses under all lease commitments for the three fiscal years ended January 2, 1999, aggregated $37,000, $45,000 and $40,000, respectively. Minimum lease commitments under terms of all non-cancelable leases, which consist only of leased equipment, are as follows as of January 2, 1999:
                    1999                  $26,000
                    2000                   23,000
                    2001                   22,000
                    2002                    4,000
                                           ------
                                          $75,000
                                          =======


NOTE 13 - QUARTERLY FINANCIAL DATA (UNAUDITED) (in thousands of dollars except for per share amounts)
                                     QUARTER
                                       ---------------------------------------
  1998                                 First      Second     Third     Fourth
  ----                                 -----      ------     -----     ------
  Net sales                          $10,649     $10,023    $11,509    $ 9,988
  Cost of sales                        9,388       9,055      9,976      9,406
  Gross profit                         1,261         968      1,533        582
  Net income (loss)                      307         208        394       (120)
  Net income (loss)
      per common share               $   .11      $  .08    $   .14    $  (.04)

  1997
  ----
  Net sales                          $10,060     $10,442    $ 9,874     $10,780
  Cost of sales                        9,061       9,393      8,797       9,514
  Gross profit                           999       1,049      1,077       1,266
  Net income                             143         181        230          72
  Net income
      per common share               $   .05     $   .07    $   .08     $   .03

 1996
 ----
 Net sales                           $ 9,905     $10,304    $10,225     $10,215
 Cost of sales                         9,215       9,519      9,122       9,031
 Gross profit                            690         785      1,103       1,184
 Net income (loss)                       (40)         26        285         314
 Net income (loss)
     per common share                $  (.02)    $   .01    $   .11     $   .11

BURKE MILLS, INC.
PART II
NOTES TO FINANCIAL STATEMENTS

NOTE 14 - EMPLOYEE BENEFIT PLAN

The Company is a participating employer in the Burke Mills, Inc. Savings and Retirement Plan and Trust that has been qualified under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to contribute a salary reduction amount of not less than 1% nor greater than 25% of the employee's salary but not to exceed dollar limits set by law. The employer may make a discretionary contribution for each employee out of current net profits oraccumulated net profits in an amount the employer may from time to time deem advisable. No provision was made for a discretionary contribution in 1998, 1997 or 1996.


NOTE 15 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of occasional temporary cash investments and amounts due from the factor on receivables sold to the factor on a non-recourse basis. The receivables sold to the factor during a month generally have a maturity date on the 21st to the 30th of the following month. At January 2, 1999, the Company had $2,864,000 due from its factor which matured on January 25, 1999. Upon maturity, the funds are automatically transferred by the factor to the Company's bank.


NOTE 16 - OTHER COMMITMENTS

a) The Company entered into a supply agreement, dated November 23, 1996, with its joint venture company, Fytek, S.A. de C.V. to purchase twisted yarns. The Company agrees to purchase approximately $1,800,000 of twisted yarn annually for the five years beginning November 1997.

b)The Company entered into a supply agreement, dated November 19, 1996, with Fibras Quimicas, S.A. to purchase yarn. The Company agrees to purchase yarn based on the schedule below, beginning February 1, 1997, for a five year period.
                  Year 1            Approximately $2,600,000
                  Year 2            Approximately $6,400,000
                  Year 3            Approximately $7,100,000
                  Year 4            Approximately $7,700,000
                  Year 5            Approximately $7,700,000

BURKE MILLS, INC.
PART II
NOTES TO FINANCIAL STATEMENTS


c) During 1996 in connection with a bank loan to the Company secured by real estate, the Company had a Phase I Environmental Site Assessment conducted on its property. The assessment indicated the presence of a contaminant in the groundwater under the Company's property. The contaminant was a solvent used by the Company in the past but no longer used. The contamination was reported to the North Carolina Department of Environment and Natural Resources (DENR). DENR required a Comprehensive Site Assessment that has been completed. The Company's outside engineering firm conducted testing and prepared a Corrective Action Plan that was submitted to DENR. The Company has identified remediation issues and is moving toward a solution of natural attenuation. The Company believes it has made an adequate provision to earnings in 1997 to cover any future cost. No provision was made in 1998. This situation will have no material impact on the capital expenditures, earnings or competitive position of the Company.

d) The Company was committed to three outstanding irrevocable import Letters of Credit for machinery purchases on January 2, 1999.

   1) Latest ship date May 15, 1999, expiring June 15, 1999, in the amount of $194,000 payable 90% against Bill of Lading and 10% at 60 days of Bill of Lading date.

   2) Latest ship date March 31, 1999, expiring on September 30, 1999, in the amount of approximately $447,000 payable 6 months from Bill of Lading date.

   3) Latest ship date April 30, 1999, expiring on May 21, 1999, in the amount of $500,000 payable 50% against Bill of Lading and 50% upon presentation by Burke Mills of Commissioning Certificate.

e) The Company entered into an agreement to purchase $1,582,000 of dyeing equipment to be delivered in 1999. The Company made a deposit of $176,000 in 1998, with the remainder to be paid by Letter of Credit to be established one month before shipment.

[Insert FYTEK from 10K/A]
Page 37 of 42

                       CONSENT OF INDEPENDENT ACCOUNTANTS
                       ----------------------------------

We hereby consent to the use of our report in the financial statements of Fytek, S.A. de C.V., as of and for the years ending December 31, 1998 and 1997, dated January 25, 1999 on the consolidated financial statements of Burke Mills, Inc., and subsidiaries.



PricewaterhouseCoopers


                              FYTEK, S.A. DE C.V.
                            (a Mexican corporation)


                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                    CONTENTS
                                    --------

                                                   Page

Report of independent auditors                      1

Financial statements:
Balance sheet                                       2
Statement of income                                 3
Statement of changes in stockholders' equity        4
Statement of changes in financial position          5


Notes to financial statements                      6-10

REPORT OF INDEPENDENT AUDITORS
- ------------------------------
Monterrey, N.L., January 25, 1999

To the Stockholders of
Fytek, S.A. de C.V.

We have audited the balance sheets of Fytek, S.A. de C.V. as of December 31, 1998 and 1997, and the related statements of income, of changes in stockholders's equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Fytek, S.A. de C.V. at December 31, 1998 and 1997, and the results of its operations, the changes in its stockholder's equity and the changes in its financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

                              FYTEK, S.A. DE C.V.
                            (a Mexican corporation)

                                 BALANCE SHEET
             AT DECEMBER 31, 1998 WITH COMPARATIVE FIGURES FOR 1997

                Thousands of Mexican Pesos of December 31, 1998
                               Purchasing Power

                                        1998        1997
                                        ----        ----
Assets
- ------

CURRENT ASSETS:
Cash and temporary investments       Ps 2,758     Ps 4,249
Trade accounts receivable, less
   allowance for doubtful accounts
   of Ps244 in 1998 and
   Ps39 in 1997                        16,700        9,496
Other accounts receivable               2,171          299
Inventories (Note 3)                   10,122        3,566
                                       ------        -----

Total current assets                   31,751       17,610

CONSTRUCTIONS IN PROCESS                  543            0
                                       ------       ------

Total assets                         Ps32,294     Ps17,610
                                       ======       ======

Liabilities and Stockholders' Equity
- ------------------------------------

CURRENT LIABILITIES:
Suppliers                            Ps12,277     Ps   331
Affiliated companies (Note 6)          11,159       13,312
Accounts payable and accrued expenses     854          313
                                       ------       ------

Total liabilities                      24,290       13,956
                                       ------       ------

STOCKHOLDERS' EQUITY (Note 4):
Capital stock                           3,086        3,086
Retained earnings                       5,259          454
(Deficit) surplus on restatement
   of capital                            (341)         114
                                         ----          ---

Total stockholders' equity              8,004        3,654
                                        -----        -----

Total liabilities and
   stockholders' equity              Ps32,294     Ps17,610

                                       ======       ======

The accompanying seven notes are an integral part of these financial statements.

                              FYTEK, S.A. DE C.V.

                              STATEMENT OF INCOME
              FOR THE YEAR 1998 WITH COMPARATIVE FIGURES FOR 1997

                Thousands of Mexican Pesos of December 31, 1998
                               Purchasing Power

                                         1998        1997
                                         ----        ----

Net sales                             Ps70,467     Ps10,120

Cost of sales                          (59,658)      (8,857)
                                       -------        ------
Gross margin                            10,809        1,263
                                        ------        ------

Operating expenses:
Selling                                 (1,805)         (98)
Administrative                          (2,335)        (541)
                                        ------         ------
                                        (4,140)        (639)
                                        ------         ------
Operating income                         6,669          624
                                        ------         ------

Comprehensive financing income (expense):
Financial income, net                    1,343          247
Exchange gain, net                       1,007           18
Gain (loss) on monetary position            60         (145)
                                         ------        ------
                                         2,410          120
                                         ------        ------
                                         9,079          744
Other income, net                           45
                                         ------        ------

Income before the following provision    9,124          744

Provision for income tax (Note 5)       (4,319)        (258)
                                         ------        ------

Net income for the year               Ps 4,805      Ps  486
                                       ========      ========


The accompanying seven notes are an integral part of these financial statements.

                              FYTEK, S.A. DE C.V.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEAR 1998 WITH COMPARATIVE FIGURES FOR 1997

                Thousands of Mexican Pesos of December 31, 1998
                               Purchasing Power

                                                   Surplus
                                   (Deficit)     (deficit)on
                         Capital    retained     restatement
                          stock     earnings      of capital     Total
                          -----     --------      ----------     -----

Balances at
   December 31, 1996    Ps  88     (Ps  32)                     Ps  56


Changes in 1997:
Increase in capital
   stock                 2,998                                    2,998
Net income for
   the year                            486                         486
Gain from holding non-
   monetary assets                                Ps  114          114
                         -----        -----         -----         -----
                         3,086         454            114         3,654

Balances at December 31, 1997

Changes in 1998:
Net income for the year              4,805                        4,805
Loss from holding non-
   monetary assets                                  (455)         (455)
                         -----       -----          -----         -----

Balances at
   December 31, 1998   Ps3,086     Ps5,259       (Ps 341)       Ps8,004
   (Note 4)            =======     =======        =======       =======



The accompanying seven notes are an integral part of these financial statements.

                              FYTEK, S.A. DE C.V.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
              FOR THE YEAR 1998 WITH COMPARATIVE FIGURES FOR 1997

                Thousands of Mexican Pesos of December 31, 1998
                               Purchasing Power

                                         1998         1997
                                         ----         ----

Operations
- ----------
Net income for the year                Ps4,805      Ps   486

Changes in working capital other than financing:
Trade accounts receivable               (7,204)       (9,496)
Inventories                             (7,011)       (3,453)
Suppliers                               11,946           331
Affiliated companies                    (2,153)       13,312
Other, net                              (1,331)           20
                                        ------         ------

Resources (used in)
   provided by operations                 (948)        1,200

Financing:
- ----------
Increase in capital stock                              2,998

Investment
- ----------
Construction in process                  (543)             0
                                        ------         ------

(Decrease) increase in cash and
   temporary investments               (1,491)         4,198

Cash and temporary investments
   at beginning of year                 4,249             51
                                        ------         ------

Cash and temporary investments at
   end of year                        Ps2,758        Ps4,249
                                        =====          =====


The accompanying seven notes are an integral part of these financial statements.

                              FYTEK, S.A. DE C.V.

                         NOTES TO FINANCIAL STATEMENTS
                    DECEMBER 31, 1998 COMPARATIVE WITH 1997

                Thousands of Mexican Pesos of December 31, 1998
                               Purchasing Power
                       (except where otherwise indicated)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

The Company, a subsidiary of Novacorp, S.A. de C.V. is engaged in the manufacture of chemical fibers; to carry out it activities, the Company leases machinery and equipment to an affiliated company.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in Mexico, including the standard requiring comprehensive recognition of the effects of inflation on the financial information. Consequently, all financial statements, including those of prior periods presented for comparative purposes, are stated in constant pesos of December 31, 1998 purchasing power.

The most important indexes (National Consumer Price Index - NCPI) used to reflect the effects of general inflation on the financial statements were:
275.038,  231.886 and 200.388 at December 31, 1998, 1997, and 1996, respectively
(1994 = 100).

Following is a summary of the most significant accounting policies:

a. Transactions in foreign currency and exchange differences (Note 2)
- ---------------------------------------------------------------------

Monetary assets and liabilities in foreign currencies, mainly U.S. dollars (US$), are stated in Mexican currency at the rates of exchange in effect at the balance-sheet date. Exchange differences arising from changes in exchange rates between the transaction and settlement dates or the balance-sheet date are charged or credited to comprehensive financing income (expense).

b. Temporary investments
- ------------------------

These investments are stated at market value.

c. Inventories and cost of sales (Note 3)
- -----------------------------------------

Inventories are stated at estimated replacement cost, basically at the latest purchase prices and production costs for the year. The amounts shown for inventories do not exceed market value.

The cost of sales is determined based on the estimated replacement costs prevailing on the dates when the sales were effected.

d. Comprehensive financing income (expense)
- -------------------------------------------

This item is determined by grouping together in the statement of income the financial income and expense, exchange gains and losses, and the gain or loss on monetary position.

The gain or loss on monetary position represents the effect of inflation, as measured by the NCPI, on the Company's monthly net monetary assets or liabilities during the year.

e. Income tax (Note 5)
- ----------------------

Income tax is recorded using interperiod allocation procedures under the partial liability method. Under this method the effect on income tax of nonrecurring timing differences between taxable income and financial pretax income which are expected to reverse in an identifiable time period is recorded as deferred income tax.


NOTE 2- FOREIGN CURRENCY POSITION
- ---------------------------------

At December 31, 1998 and 1997, the exchange rates were 9.88 and 8.05 nominal pesos to the U.S. dollar, respectively. At January 25, 1999, date of issuance of the audited financial statements, the exchange rate was 10.24 nominal pesos to the dollar.

Amounts shown below in this note are expressed in thousands of U.S. dollars (US$), since this is the currency in which most of the Company's foreign currency transactions are carried out.

At December 31, the company had the following foreign currency assets and liabilities:

                                          1998        1997
                                          ----        ----

Monetary assets                           US$738    US$324
Monetary liabilities                         (78)        0
                                          ------    ------

Foreign currency monetary position        US$660    US$324
                                          ======    ======

Nonmonetary assets                        US$ 45
                                          ======

During 1998 and 1997 the transactions for goods export in foreign currency were US$2,443 and US$227, respectively.


NOTE 3 - INVENTORIES
- --------------------

At December 31, this caption comprised the following:

                                         1998         1997
                                         ----         ----

Finished goods                       Ps  7,435      Ps 1,927
Work in process                          2,058         1,639
Materials and supplies                     629
                                        ------        ------

Estimated replacement cost           Ps10,122       Ps 3,566
                                     ========       ========



NOTE 4 - STOCKHOLDERS' EQUITY
- -----------------------------

At December 31, 1998 the restated figures of stockholders' equity were as follows:

                               Nominal                        Restated
                               amount      Restatement         amount
                               ------      -----------         ------

Capital stock                 Ps2,445       Ps641             Ps3,086
Retained earnings               5,191          68               5,259
Deficit on restatement
   of capital                       0        (341)               (341)
                               ------       ------             ------

                              Ps7,636       Ps368             Ps8,004
                              =======       =====             =======


The capital stock is variable with a fixed minimum of Ps50 and an unlimited maximum. At December 31, 1998, the subscribed and paid-in capital stock of Ps2,445, was represented by 24,450 Series A common, nominative, shares of one hundred nominal pesos par value each.

Dividends paid from previously taxed earnings are not subject to any additional tax (at December 31, 1998 these earnings amounted to approximately Ps8,234). For dividends paid from retained earnings which have not previously been taxed, a tax equivalent to 53.85% of the dividend will be payable by the Company. In the event dividends are paid to individuals or to residents abroad arising or not from previously taxed earnings they will also be subject to a maximum withholding tax equivalent to 7.69%.

In the event of capital stock reductions, any excess of stockholders' equity over capital contributions plus net taxable income and net reinvested taxable income, calculated in accordance with the procedures established by the Mexican Income Tax law, is accorded the same tax treatment as dividends.

The deficit on restatement of capital comprises principally the accumulated loss from holding nonmonetary assets and represents the difference resulting from restating these assets by the specific cost method and their restatement based on inflation measured in terms of the NCPI.


NOTE 5 - INCOME TAX
--------------------

The net charge to income for taxes was as follows:

                                         1998         1997
                                         ----         ----

Income tax                             (Ps4,319)    (Ps287)

Extraordinary item - Income tax
   reduction from realization of
   tax loss carryforwards from
   prior years                                          29
                                         ------      ------
                                       (Ps4,319)    (Ps258)
                                        =======      =====

Taxable income differs from accounting income due to: (a) permanent differences mainly comprising items recorded to reflect the effects of inflation, and (b) recurring timing differences affecting accounting and taxable income in different periods, basically the deduction of inventory purchases for tax purposes and certain provisions. In accordance with Mexican generally accepted accounting principles no deferred tax effect is recognized for such timing differences.


NOTE 6 - RELATED PARTIES
-------------------------

The financial statements includes the following significant transactions with ALFA companies and other related parties:

                                         1998         1997
                                         ----         ----

Purchase of raw and other materials   (Ps41,583)    (Ps7,533)
Cost of administrative and
   technical services                    (5,400)      (1,103)
Rentals of property, machinery
   and equipment                         (6,762)        (815)

Balances with affiliated companies included in the balance sheet derive from these transactions.

NOTE 7 - YEAR 2000
-------------------

As many computer systems use only two digits to represent the year, they may be unable to accurately identify date data between the years 1900 and 2000. Consequently, remedial action where necessary must be implemented to avoid any disruption in the Company's business operations as a result of possible miscalculations or systems failures.

In order for the systems to be Year 2000 compliant, among other factors, a timely identification of critical issues, together with appropriate remedial action to be taken by the Company's management and its main customers and suppliers (external agents), is necessary.

The Company has developed various plans intended to mitigate the aforementioned problem. Specialized personnel is working to adjust the main computer applications affecting the Company's business operations, such as those related to control of trade accounts receivable, production, distribution, treasury, communications, etc. Additionally, management has been in contact with related external agents, who may also be affected as a consequence of the Year 2000 problem, in order to discuss the current situation and determine the effects, if any, which the relationship with these agents might have on the Company's operations.

The accumulated cost of dealing with the Year 2000 issue, incurred by a related party, has been charged to its income for the year.

(2) Unaudited Balance Sheets and Comparative Year-to-Date Income Statements and Statements of Cash Flows and Related Earnings Per Share Amounts of the Company Required to be Included in the Company's Most Recent Quarterly Report Filed Pursuant to the Act.

            BURKE MILLS, INC.CONDENSED BALANCE SHEETS October 2, January 2,
                                                    1999            1999
                                                 (Unaudited)      (Note A)
                                                 -----------      --------
        ASSETS
Current Assets
  Cash and cash equivalents                     $ 1,949,048     $ 3,384,439
  Accounts receivable                             5,157,706       3,460,307
  Inventories                                     4,210,006       3,705,849
  Prepaid expenses, taxes and other
     current assets                                 513,411         313,872
  Deferred income taxes                             239,970         349,000
                                                  ---------      ----------
                  Total Current Assets          $12,070,141     $11,213,467
                                                -----------     -----------
Equity Investment in Affiliate                      423,523         405,623
                                                    -------         -------
Property, Plant and Equipment - at cost          31,095,081      28,478,700
  Less:  Accumulated depreciation                15,823,733      15,869,275
                                                -----------      ----------
Property, Plant and Equipment - Net              15,271,348      12,609,425
                                                -----------      ----------
Other Assets
  Deferred Charges & Other Non Current              118,748         167,077
                                                    -------         -------
                 Total Assets                   $27,883,760     $24,395,592
                                                ===========     ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term debt          $   849,714     $   750,000
  Accounts payable                                4,415,263       2,303,876
  Accrued salaries, wages and vacation pay          450,852         160,862
  Other liabilities and accrued expenses            268,959         137,096
  Income taxes payable                                  ---          31,600
                                                 ----------      ----------
                  Total Current Liabilities     $ 5,984,788     $ 3,383,434

Long-term Debt                                    5,296,286       4,562,500

Deferred Income Taxes                             2,179,836       2,220,836
                                                 ----------      ----------
                  Total Liabilities             $13,460,910     $10,166,770
                                                -----------     -----------
Shareholders' Equity
  Common stock, no par value(stated value, $.66)
    Authorized - 5,000,000 shares
    Issued and outstanding -2,741,168 shares      1,809,171       1,809,171
    Paid-in capital                               3,111,349       3,111,349
    Retained earnings                             9,502,330       9,308,302
                                                  ---------       ---------
Total Shareholders' Equity                       14,422,850      14,228,822
                                                 ----------      ----------
Total Liabilities & Shareholders' Equity        $27,883,760     $24,395,592
                                                ===========     ===========

Note A: The January 2, 1999, Condensed Balance Sheet has been derived from the audited financial statements at that date but does not include all of the information and footnotes required for generally accepted accounting principles for complete financial statements.


See notes to condensed financial statements.

BURKE MILLS, INC.CONDENSED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (Unaudited)
                               Thirteen Weeks Ended     Thirty-Nine Weeks Ended
                               --------------------     -----------------------
                              October 2,  October 3,    October 2,  October 3,
                                1999        1998           1999        1998
                              --------     --------      --------    --------
Net Sales                   $11,625,189  $11,509,188   $32,416,882  $32,181,297
---------                   -----------  -----------   -----------  -----------
Cost and Expenses
  Cost of Sales              10,105,347    9,976,035    28,606,839   28,419,391
  Selling, General and
    Administrative Expenses   1,182,970      737,008     3,291,930    2,136,703
  Factor's Charges               47,375       46,447       120,077      138,017
                               --------     --------      --------     --------
Total Costs and Expenses     11,335,692   10,759,490    32,018,846   30,694,111
                             ----------   ----------    ----------   ----------

Operating Earnings              289,497      749,698       398,036    1,487,186
                               --------     --------      --------     --------
Other Income
  Interest Income                13,814       41,886        62,802      136,902
  Gain (Loss)on
      Disposal of Property          ---      (1,237)       224,740       (1,237)
  Other, net                      9,208         ---         11,837         ---
                                -------      -------       -------      -------
    Total                        23,022       40,649       299,379      135,665
                                 ------       ------       -------      -------
Other Expenses
  Interest Expense              109,991      114,445       315,659      352,822
  Other, net                     31,082       30,753        94,036       91,575
                                -------      -------       -------      -------
    Total                       141,073      145,198       409,695      444,397
                                -------      -------       -------      -------
Income before Provision for
  Income Taxes and Equity in Net
  Earnings (Loss) of Affiliate  171,446      645,149       287,720    1,178,454

Provision for Income Taxes       61,054      252,500       111,592      471,289
                                -------      -------       -------      -------
Income before Equity in Net
  Earnings (Loss) of Affiliate  110,392      392,649       176,128      707,165

Equity in Net Earnings (Losses)
   of Affiliate                 (82,000)       1,500        17,900      202,100
                                -------      -------        ------      -------
Net Income                       28,392      394,149       194,028      909,265

Retained Earnings at Beginning
   of Period                  $9,473,938   $9,034,174    $9,308,302  $8,519,058
                              ----------   ----------    ----------  ----------
Retained Earnings at End
  of Period                  $9,502,330   $9,428,323    $9,502,330   $9,428,323
                             ==========   ==========    ==========   ==========
Earnings Per Share           $      .01   $      .14    $      .07   $      .33
                             ==========   ==========    ==========   ==========
Dividends Per Share of
   Common Stock                 None         None          None         None
                             ==========   ==========    ==========   ==========
Weighted Average Common
  Shares Outstanding          2,741,168    2,741,168     2,741,168    2,741,168
                             ==========   ==========    ==========   ==========

See notes to condensed financial statements.

              BURKE MILLS, INC.STATEMENTS OF CASH FLOWS(Unaudited)

                             Thirty-Nine Weeks Ended
                                              ----------------------
                                             October 2,       October 3,
                                               1999              1998
                                               ----              ----
Cash flows from operating activities:
  Net income                                $  194,028        $  909,265
                                             ---------         ---------
Adjustments  to  reconcile   net  income  to  net  cash  provided  by  operating
  activities:
    Depreciation                             1,397,387         1,220,817
    Equity in earnings of affiliate            (17,900)         (202,100)
    (Gain) Loss on disposal of
          property assets                     (224,740)            1,237
    Provision for deferred income taxes         68,030           412,300
    Changes in assets and liabilities:
    Accounts receivable                     (1,697,399)        (1,554,525)
    Inventories                               (504,157)        (1,579,948)
    Prepaid expenses, taxes and other
          current assets                      (199,539)         (164,735)
    Income taxes payable                       (31,600)              ---
    Other non-current assets                    48,329            31,754
    Accounts payable                         2,111,387         1,211,065
    Accrued salaries, wages and vacation pay   289,990           184,521
    Other liabilities and accrued expenses     131,863          (135,659)
                                               -------          --------
                         Total Adjustments   1,371,651          (575,273)
                                              --------          --------

Net cash provided by operating activities    1,565,679           333,992
                                              ---------         ---------
Cash flows from investing activities:
    Acquisition of property, plant and
      equipment                             (4,359,263)       (1,050,280)
    Proceeds from sale of equipment            524,693                 0
                                              ---------         ---------
Net cash (used) by investing activities     (3,834,570)       (1,050,280)
                                              ---------         ---------

Cash flows from financing activities:
   Principal payments of long-term debt       (562,500)         (500,000)
   Proceeds from bank note                   1,396,000                 0
                                              ---------         ---------

Net cash provided (used)
   by financing activities                     833,500          (500,000)
                                              ---------         ---------
Net (decrease) in cash and cash
   equivalents                              (1,435,391)       (1,216,288)

Cash and cash equivalents at
   beginning of year                         3,384,439          4,306,540
                                             ---------          ---------
CASH AND EQUIVALENTS AT END OF
   THE THIRD QUARTER                        $1,949,048         $3,090,252
                                            ==========         ==========


See notes to condensed financial statements.

         BURKE MILLS, INC.NOTES TO CONDENSED FINANCIAL STATEMENTS(Unaudited)
NOTE 1 - BASIS OF PRESENTATION------------------------------

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals)considered necessary for a fair presentation have been included. Operating results for the thirty-nine week period ended October 2, 1999 are not necessarily indicative of the results that may be expected for the year ended January 1, 2000. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended January 2, 1999.


NOTE 2 - STATEMENTS OF CASH FLOWS
---------------------------------

     For the purposes of the statements of cash flows, the Company considers cash on hand, deposits in banks, interest bearing demand matured funds on deposit with factor, and all highly liquid debt instruments with a maturity of three months or less when purchased as cash and cash equivalents.

     FASB No. 95 requires that the following supplemental disclosures to the statements of cash flows be provided in related disclosures. Cash paid for interest for the thirty-nine weeks ended October 2, 1999 and October 3, 1998 was $322,000 and $358,000, respectively. Income taxes paid during the thirty-nine week period ended October 2, 1999 and October 3, 1998 were $40,698 and $25,000 respectively.

NOTE 3 - OPERATIONS OF THE COMPANY
----------------------------------

     The Company is engaged in twisting, texturing, winding, dyeing, processing and selling of filament, novelty and spun yarns, and in the dyeing and processing of these yarns for others on a commission basis.

     The Company's fiscal year is the 52 or 53 week period ending on the Saturday nearest to December 31. Its fiscal quarters also end on the Saturday nearest to the end of the calendar quarter.

NOTE 4 - USE OF ESTIMATES
-------------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                    BURKE    MILLS,    INC.NOTES    TO    CONDENSED    FINANCIAL
                   STATEMENTS(Unaudited)(Continued) NOTE 5 - ACCOUNTS RECEIVABLE Accounts receivable are comprised of the following:

                                                October 2,        January 2,
                                                  1999              1999
                                                  ----              ----
     Account current - Factor:
       Due from Factor on regular
         factoring account........            $3,670,000         $2,864,000
       Non-factored accounts
         receivable...............             1,488,000            596,000
                                               ---------         ----------
                                              $5,158,000         $3,460,000
                                              ==========         ==========
NOTE 6 - INVENTORIES

     Inventories are summarized as follows:

                                                 October 2,       January 2,
                                                  1999              1999
                                                  ----              ----
     Finished and in process....              $2,431,000         $2,409,000
     Raw materials..............               1,285,000            728,000
     Dyes and chemicals.........                 367,000            413,000
     Other......................                 127,000            156,000
                                               ---------          ---------
                                              $4,210,000         $3,706,000
                                              ==========         ==========

NOTE 7 - LINE OF CREDIT
-----------------------

     Pursuant to a loan agreement dated March 29, 1996, and amended October 12, 1998, the Company secured an Equipment Loan facility of $2,000,000 and a $1,250,000 Letter of Credit facility. The Equipment Loan shall be evidenced by the Equipment Note, and shall bear interest at a rate that varies with the LIBOR rate. The Equipment Note would be payable in 84 installments. At October 2, 1999, the Company had borrowed $1,396,000 under this line of credit.

     The Company plans to draw the remainder of the $2,000,000 between October and December 31, 1999 to finance equipment purchases.

     Also under the Company's factoring arrangement, the Company may borrow from the factor up to 90% of the face amount of each account sold to the factor. As of October 2, 1999, the Company had no borrowings from its factor.

NOTE 8 - LONG-TERM DEBT
-----------------------

     On March 29, 1996, the Company entered into a loan agreement with its bank providing for a term loan of $6,000,000. The new term loan refinanced the two formerly existing term loans, and accordingly, all term obligations were consolidated into the one $6,000,000 obligation. This new loan is secured by (1) a first Deed of Trust on property and buildings located at the Company's manufacturing sites in North Carolina, (2) a first lien position on the new equipment and machinery installed at these manufacturing sites and (3) a first lien position on the existing machinery and equipment located at the Company's manufacturing sites.

-------------------------------

     Under the term loan agreement, interest only was payable monthly until February 1998. Thereafter, principal maturities are payable in the amount of $62,500 per month for ninety-six (96) consecutive months plus interest at the floating LIBOR rate plus 1.90%.

     Among other things, covenants include a debt service coverage ratio, a limit on annual property asset acquisitions exclusive of property acquired with the loan proceeds under this new loan agreement, the retirement or acquisition of the Company's capital stock in excess of a stated amount, the maintenance of a minimum tangible net worth which shall increase by a stated amount annually, a minimum quick ratio, and a maximum debt to tangible net worth ratio.

     The annual principal maturities of long-term debt at October 2, 1999 are as follows:


                  Current portion                        $  750,000
                  2000/2001                  750,000
                  2001/2002                  750,000
                  2002/2003                  750,000
                  2003/2004                  750,000
                  Thereafter               1,000,000      4,000,000
                                           ---------      ---------
                                                         $4,750,000

     Under the loan agreement, the Equipment Line of Credit will be converted to a long-term note payable in 84 installments. The Company plans to convert the Line of Credit and begin installments in April 2000.

     The annual principal maturities of this long-term debt at October 2, 1999, based on the current amount owned are as follows:

                         Current Portion                    $   99,714
                         2000/2001            $  199,429
                         2001/2002               199,429
                         2002/2003               199,429
                         2003/2004               199,429
                         Thereafter              498,570     1,296,286
                                                 -------     ---------
                                                            $1,396,000

NOTE 9 - INCOME TAXES--------------------- The Company uses the liability method as required by FASB statement 109 "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

The items which comprise deferred tax assets and liabilities are as follows:
                                         October 2,     January 2,
                                           1999            1999
                                           ----            ----
    Deferred Tax Assets:
    Alternative minimum taxes paid      $  239,970    $   349,000
                                        ==========    ===========


    Deferred Tax Liabilities:
      Accelerated depreciation
         for tax purposes               $2,160,400     $2,202,300
      Undistributed earnings of foreign
         affiliate, net of tax credit       13,600         12,700
      Other                                  5,836          5,836
                                         ---------      ---------
                                        $2,179,836     $2,220,836
                                        ==========     ==========


                                           Thirty-Nine Weeks Ended
                                            --------------------
                                          October 2,    October 3,
    Provision for income taxes              1999          1998
                                            ----          ----
        consists of:
        Deferred                        $   68,030     $  412,300
        Federal                             22,702         18,300
        State                               20,860         40,689
                                         ---------     ----------
                                        $  111,592     $  471,289
                                         =========     ==========


NOTE 10 - EMPLOYEE BENEFIT PLAN
-------------------------------

     The Company is a participating employer in the Burke Mills, Inc., Savings and Retirement Plan and Trust that has been qualified under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to contribute a salary reduction amount of not less than 1% nor greater than 25% of the employee's salary but not to exceed dollar limits set by law. The employer may make a discretionary contribution for each employee out of current net profits or accumulated net profits in an amount the employer may from time to time deem advisable. No provision was made for a discretionary contribution for the periods ended October 2, 1999 and October 3, 1998.

                    BURKE MILLS, INC.NOTES TO CONDENSED FINANCIAL STATEMENTS(Unaudited)(Continued) NOTE 11 - CONCENTRATIONS OF CREDIT RISK--------------------------------------- Financial instruments that potentially subject the Company to concentration of credit risk consist principally of occasional temporary cash investments and amounts due from the factor on receivables sold to the factor on a non-recourse basis. The receivables sold to the factor during a month generally have a maturity date on the 20th to the 30th of the following month. At October 2, 1999, the Company had $3,670,000 due from its factor of which $3,098,000 matured on October 29, 1999. Upon maturity, the funds are automatically transferred by the factor to the Company's bank.

NOTE 12 - COMMITMENTS
---------------------

     a) The Company entered into a supply agreement, dated November 23, 1996, with its joint venture company, Fytek, S.A. de C.V. to purchase twisted yarns. The Company agrees to purchase approximately $1,800,000 of twisted yarn annually for the five years beginning November 1997.

     b) The Company entered into a supply agreement, dated November 19, 1996, with Fibras Quimicas, S.A. to purchase yarn. The Company agrees to purchase yarn based on the schedule below, beginning February 1, 1997, for a five year period.

                  Year 1            Approximately $2,600,000
                  Year 2            Approximately $6,400,000
                  Year 3            Approximately $7,100,000
                  Year 4            Approximately $7,700,000
                  Year 5            Approximately $7,700,000


     c) The Company and Titan Textile Company, Inc., signed an agreement which became effective April 1, 1999, whereby the Company sold its friction texturing equipment to Titan and in turn will purchase textured yarns from Titan. The agreement states that the Company will purchase 70,000 pounds per week as long as the Company has a requirement for textured yarns. When the Company's requirements exceeds 140,000 pounds per week, the Company will purchase at least 50% of its requirements from Titan. The textured yarn pricing structure will be reviewed every six months and when POY prices increase or decrease by 5% or more.

     d) During 1996 in connection with a bank loan to the Company secured by real estate, the Company had a Phase I Environmental Site Assessment conducted on its property. The assessment indicated the presence of a contaminant in the groundwater under the Company's property. The contaminant was a solvent used by the Company in the past but no longer used. The contamination was reported to the North Carolina Department of Environment and Natural Resources (DENR). DENR required a Comprehensive Site Assessment that has been completed. The Company's outside engineering firm conducted testing and prepared a Corrective Action Plan that was submitted to DENR. The Company has identified remediation issues and is moving toward a solution of natural attenuation. The Company believes it has made an adequate provision to earnings in 1997 to cover any future cost. No provision was made in 1998 or 1999. This situation will have no material impact on the capital expenditures, earnings or competitive position of the Company.

NOTE 13 - INVESTMENT IN AFFILIATE AND RELATED PARTY
TRANSACTIONS
----------------------------------------------------------------

The company owns 49.8% of Fytek, S.A. de C.V. (Fytek), a Mexican corporation. The company accounts for the ownership using the equity method. During the thirty-nine weeks, the Company had purchases from Fytek of $1,153,000 compared to $1,235,000 in 1998. The Company has a receivable with Fytek of $48,000 for equipment sold and leased to Fytek which will be paid in the first quarter of 2000. The Company owes Fytek $112,000 for the purchase of twisted yarns.

Financial information for Fytek is as follows:

                              STATEMENT OF INCOME
                         (In thousands of U.S. dollars)
                                  (Unaudited)


                                    3rd Quarter               Nine Months
                                    -----------               -----------
                                  1999       1998           1999     1998
                                  ----       ----           ----     ----

Net Sales                        $1,839     $1,673        $5,411     $5,480

Gross Profit                        218        211           634        676

Income from continuing
   operations                       124        267           463        723

Income before taxes                 124        267           463         723

Provision for income tax            295        263           462         403
                                  -------    ------        -------    -------
 Net Income  (Loss)              $ (171)     $   4        $    1     $  320
                                  =======    =======       =======    =======

                                 BALANCE SHEETS
                         (In thousands of U.S. dollars)

                                         September 30,
                                            1999          December 31,
                                         (Unaudited)         1998
                                         -----------      -----------
     ASSETS
Current assets                             $3,377           $3,217
Non-current assets                            130               55
                                           ---------      ----------
  Total Assets                             $3,507           $3,272
                                           ==========     ==========


    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                         $2,660          $2,461
Non-current liabilities                          0               0
                                          ----------      ----------
  Total Liabilities                         $2,660          $2,461

Shareholders equity                            847             811
                                           ---------       ---------

Total Liabilities & Shareholders' Equity     $3,507         $3,272
                                          ===========      ===========

NOTE 14 - ACCOUNTING FOR POSSIBLE IMPAIRMENT OF LONG-LIVED ASSETS
-----------------------------------------------------------------

     In 1995 the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement No. 121 in the first quarter of 1996 and such adoption did not have any material effect on the financial statements for 1998 or for the thirty-nine weeks ended October 2, 1999.


NOTE 15 - EARNINGS PER SHARE
----------------------------

     Earnings per share are based on the net income divided by the weighted average number of common shares outstanding during the thirteen and thirty-nine week periods ended October 2, 1999, and October 3, 1998.

(3) Ratio of Earnings to Fixed Charges for the Two Most Recent Fiscal Years and the Interim Periods Provided under Item 14(a)(ii).

                                                                                                           Nine Months
                                                              Fiscal Year Ended                               Ended
                                                                  1-3-98                 1-2-99              10-2-99

NET INCOME                                                       $ 626,104             $ 789,244              $ 194,028
     ADD:
     INCOME TAXES                                                $ 432,529             $ 383,125              $ 111,592
     INTEREST EXPENSE                                            $ 503,306             $ 463,099              $ 315,659

     DEDUCT:
     EQUITY IN NET EARNINGS OF AFFILIATE                          $ 26,500             $ 227,895               $ 17,900

ADJUSTED EARNINGS                                               $1,535,439            $1,407,573              $ 603,379

FIXED CHARGES:
INTEREST EXPENSE                                                 $ 503,306             $ 463,099              $ 315,659

RATIO OF EARNINGS TO FIXED CHARGES                                    3.05                  3.04                   1.91


(4) Book Value per Share of the Company as of the Most Recent Fiscal Year End, January 2, 1999, is $5.19 Per Share. Book Value per Share as of the Date of the Latest Interim Balance Sheet provided under Item 14(a)(ii), the Quarterly Period Ended October 2, 1999, is $5.26.

         (b) In response to Item 14(b)(i), (ii) and (iii), it would not be material to provide pro forma data disclosing the effect of the Rule 13e-3 transaction on the Company's balance sheet, the Company's statement of income, earnings per share amounts and ratio of earnings to fixed charges or the Company's book value per share as of the most recent fiscal year and the latest interim period provided under Item 14(a)(ii) since there is no certainty that the Company will purchase any of its shares and, if the Company did purchase any of its shares, there is no way to project the number of such shares which might be purchased or the price which might be paid for such shares.


ITEM 15.      PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

                  (a) Cash on hand will be used to make any purchases of the common stock of the Company in the Rule 13e-3 transaction and to pay expenses incurred or estimated to be incurred in connection with the Rule 13e-3 transaction as specified in Item 6. The Chairman and CEO, Humayun N. Shaikh, will, as authorized by the board of directors, make decisions concerning the specific timing and amounts of any such purchases of stock. Other officers or employees of the Company could be utilized to provide administrative assistance and recordkeeping in connection with the Rule 13e-3 transaction.

                  (b) Except as stated in Item 15(a) no persons or classes of persons are to be employed, retained, or compensated by the Company, or by any person on behalf of the Company, to make solicitations or recommendations in connection with the Rule 13e-3 transaction.


ITEM 16.      ADDITIONAL INFORMATION.

                  No response.


ITEM 17.      MATERIAL TO BE FILED AS EXHIBITS.

                  (a) No loan agreement exists in regard to this transaction.

                  (b) No report, opinion or appraisal exists in regard to this transaction.

                  (c) No contract, arrangements or understandings or relationships referred to in Item 11 of this schedule exists.

                  (d) The disclosure materials furnished to security holders in connection with the transaction pursuant to Rule 13e-3(d) consists of this
Schedule 13E-3 and a cover sheet which is filed herewith as an exhibit.

                  (e)  No  appraisal   rights  exist  in  connection  with  this
transaction.

                  (f) No oral solicitation of, or recommendations to, security holders are to be made by or on behalf of the Company.



                            [SIGNATURE ON NEXT PAGE]

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      /S Charles P. McCamy
Dated: December 28, 1999                       ___________________________
                                                         Charles P. McCamy

EXHIBIT D-1               AUTHORIZATION

                                                              President





TO:      THE SHAREHOLDERS OF BURKE MILLS, INC.


         On November 5, 1999, the Board of Directors of Burke Mills, Inc. authorized purchase of company stock on the open market from time to time, as the cash position of the Company permits, up to a maximum of 500,000 shares. The Company has no plans to undertake any open market purchases of its stock until after January 1, 2000. Further, such purchases are not mandatory and will be made only at the direction of the Chairman and CEO, Humayun N. Shaikh, as to timing of purchases and amounts of stock to be purchased.

         As a result of this action, it is necessary for the Company to prepare and file Schedule 13E-3 with the Securities and Exchange Commission
(SEC). The Company is required to provide to it shareholders the information contained in Schedule 13E-3. Enclosed is a copy of Schedule 13E-3 filed by the Company with the SEC. The Company is required to set forth prominently the information required by Items 7, 8 and 9 in Schedule 13E-3 in a Special Factors Section included in the forepart of the document, and this is done on the four pages following this page.

        In addition, the Company is required to provide the following statement:

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         Any inquiries by shareholders concerning the enclosed information may be directed to the principal offices of the Company.


                                                     S/Humayun N. Shaik
December 28, 1999                                    __________________________
                                                     Humayun N. Shaikh
                                                     Chairman and CEO





                            SPECIAL FACTORS SECTION
                        ITEMS 7, 8 and 9 EXCERPTED FROM
                       SCHEDULE 13-3 OF BURKE MILLS, INC.


ITEM 7.       PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

              (a) The purpose of the Rule 13e-3 transaction is to reduce the number of outstanding shares of the Company's common stock and thus increase the earnings per share and the book value per share. Also, the per share trading price of the stock could increase.

              (b) The Company did not consider alternative means to accomplish the purposes, and this means was chosen since any other structure would be more complicated and would not be necessary to accomplish the purpose of the Company.

              (c) The reason for the structure of the Rule 13e-3 transaction is that this is the sole method available to purchase shares of the Company's common stock on the open market. The reason for undertaking such transaction at this time is that the common stock of the Company has been trading at a relatively low figure (under $2.00 per share) for some period of time and it was the opinion of the board that the time was appropriate to go into the market to purchase shares.

             (d) Effects of this Rule 13e-3 transaction, if any stock is purchased, would be as follows:

                  (i)      The  benefits  to the  Company  would be that,
after any such purchases, the earnings per share and book value per share of the Company would increase because of the lesser number of shares outstanding. The detriment to the Company would be that cash would have been used for the purchase of the stock which otherwise would have been used in the operations of the Company, and the use of such cash would diminish the
amount of cash  available  for Company    operations.  However,  the Company
will purchase shares only if cash is available to do so and not needed for Company operations. Quantification of the benefits and detriments is not practicable since it is not known how many shares, if any, and at what price such shares would be purchased. With regard to federal tax consequences, the Company would have to utilize after tax dollars for these purchases, and the Company would receive no offsetting deduction for the expenditure.

                  (ii) With respect to any affiliates of the Company, affiliates would benefit with respect to the increased earnings per share and book value per share. Affiliates would be impacted indirectly by the use of the Company's cash for the purchases. Affiliates would have no direct federal tax consequences as a result of such purchases.

                  (iii) The effects of the Rule 13e-3 transaction on unaffiliated security holders who chose to sell their stock to the Company would be that the selling unaffiliated security holder would forego any future appreciation in value in the stock and any dividends which might be paid on the stock in the future. Federal tax consequences to an unaffiliated security holder would depend upon whether a security holder sold the stock at a gain, in which case the security holder would be subject to a capital gain tax, or at a loss, in which case the security holder could have the benefit of a capital loss. The federal tax consequences on a sale of stock by a selling unaffiliated security holder would vary from security holder to security holder and would depend upon the facts and circumstances unique to that particular security holder.

                  (iv) The effect of the Rule 13e-3 transaction on nonselling unaffiliated security holders would be that these security holders would benefit from the increased earnings per share in book value per share due to the decreased number of shares outstanding. These security holders would share in any future appreciation in market price and value of the stock and in any future dividends paid on the stock. Since the nonselling unaffiliated security holders would not be selling stock, there would be no federal tax consequences based on a sale of the stock. Potentially detrimental to the nonselling unaffiliated security holders would be the diminution in cash of the Company used to purchase the stock.

         Since it is not known how many shares will be purchased or at what price such shares would be purchased, specific dollar amounts and percentages are not practicable.


ITEM 8.       FAIRNESS OF THE TRANSACTION.

              (a) The Company reasonably believes that the Rule 13e-3 transaction is fair to both selling unaffiliated security holders and nonselling unaffiliated security holders.

              (b) The material factors upon which the beliefs stated in
Item 8(a) above is based are as follows:

                  (i) As of November 17, 1999, the market price of the Company's stock was $1.75 per share. All purchases by the Company in the Rule 13e-3 transaction would be at the then current market price. Any selling unaffiliated security holders would receive a market price for their stock. All such sales would be totally voluntary.

                  (ii) Since the quarter beginning January 1, 1996, the highest bid price for the Company's stock has been $4.438 per share and the lowest bid price for the Company's stock has been $1.375 as of November 17, 1999. While, a selling unaffiliated security holder could be selling his stock at a price under the historical price over the last two and three quarter years, the future market price of the Company's stock is unknown and cannot be predicted, and no unaffiliated security holder has any guarantee with respect to the future price of the stock.

                  (iii) The net book value per share of the Company's stock as of the quarter ended October 2, 1999 was $5.26. This figure is significantly above the per share market price of the stock on November 17, 1999 of $1.75. Over the last two and three quarter years, the Company's stock has sold at a price that is under the net book value per share of the stock.

                  (iv) The Company has not conducted any appraisals of the value of the Company or of its stock. Therefore, it does not have any information upon which to base a discussion of the going concern value of the stock. The Company believes that the going concern value of the Company would be in excess of the market price of the stock. However, the Company has no plans to enter into any transaction which would cause a sale of the stock of the Company or of its assets thus allowing unaffiliated security holders to realize the going concern value of the Company. The only avenue for an unaffiliated security holder to realize value for his stock is to sell the stock on the open market at the then market price.

                  (v) The Company estimates that the liquidation value of the Company as of the quarter ended October 2, 1999 would be zero. If the Company had to be liquidated, it would probably realize no more than 50% on its house accounts receivable and its inventory, and no more than 25% on sale of its net fixed assets. When these assets are discounted to that extent, the liabilities of the Company as of such date exceed the assets of the Company as of such date.

                  (vi) There have been no purchases of securities of the Company made by the Company or any affiliate since the commencement of the Company's second full fiscal year preceding the date of this schedule.

                  (vii) The Company has not obtained any report, opinion or appraisal from an outside party as to the value of the Company or of its stock.

                  (viii) The Company is unaware of any offers, firm or otherwise, made by any unaffiliated person during the eighteen months preceding the date of this schedule for the merger or consolidation of the Company into or with any person, the sale or other transfer of all or any substantial part of the assets of the Company or securities of the Company which would enable the holder thereof to exercise control of the Company.

              (c) No approval of the unaffiliated security holders is required for this transaction.

              (d) None of the directors who are not employees of the Company have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of the Rule 13e-3 transaction and/or prepare a report concerning the fairness of such transaction.

              (e) The Rule 13e-3 transaction was approved by each of the members of the board of directors of the Company who are not employees of the Company.

              (f) The Company has received no offer, and to the knowledge of the Company no affiliate of the Company has received an offer, from any unaffiliated person during the eighteen months preceding the date of this schedule for the merger or consolidation of the Company into or with any person or of any person into or with the Company, the sale or other transfer of all or any substantial part of the assets of the Company or securities of the Company which would enable the holder thereof to exercise control of the Company.
On November 11, 1999, representatives of the Company had discussions with representatives of Trevira Neckelmann A/S ("Neckelmann")(Item 3(b) above) concerning a possible ownership position by Neckelmann in the Company.


ITEM 9.       REPORTS, OPINIONS, AND CERTAIN NEGOTIATIONS.

              (a) The Company has not, and to the knowledge of the Company no affiliate has, received any report, opinion or appraisal from an outside party which is materially related to the Rule 13e-3 transaction including but not limited to any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to security holders of the class of securities which is the subject of the Rule 13e-3 transaction or the fairness of such transaction to the Company or affiliate or to security holders who are notaffiliates.

              (b) No response necessary.

              (c) No response necessary.